Exhibit 99.1

Cheetah Mobile Announces First Quarter 2018

Unaudited Consolidated Financial Results

May 21, 2018

BEIJING, May 21, 2018 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•	Total revenues[1] were RMB1,145.1 million (US$182.6 million), exceeding the Company’s previous guidance range of RMB1,100 million to RMB1,140 million.

•	Gross profit increased by 2.9% year over year to RMB753.9 million (US$120.2 million). Gross margin was 65.8% in the first quarter of 2018 compared to 61.5% in the same period last year.

•	Operating profit increased to RMB136.4 million (US$21.7 million) from RMB26.3 million in the same period last year. Operating margin expanded to 11.9% from 2.2% in the same period last year.

•	Operating profit for utility products and related services increased by 47.8% year over year to RMB264.7 million (US$42.2 million) in the first quarter of 2018. Operating margin for utility products and related services expanded to 35.5% in the first quarter of 2018 from 21.7% in the same period last year.

First Quarter 2018 Operating Metrics

•	The average number of global mobile monthly active users (“Mobile MAUs”) was 574 million in the first quarter of 2018. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 75.4% of the total number of Mobile MAUs in the first quarter of 2018.

Artificial Intelligence Technology

•	In March 2018, Beijing OrionStar Technology, an investee of Cheetah Mobile, achieved a record-setting 98.355% recognition rate in the MegaFace challenge (Challenge1/FaceScrub identification), an internationally recognized facial recognition test managed by the Paul G. Allen School of Computer Science & Engineering at the University of Washington. Cheetah Mobile holds approximately 30% equity interest in Beijing OrionStar Technology and has a two-year warrant to subscribe for additional equity interest to achieve a controlling position.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We began 2018 on a solid note with total revenues exceeding the high-end of our guidance. In the first quarter of 2018, our utility product business continued to generate strong profits and cash flow. We also solidified our leading position in the mobile casual game market by further enriching our game pipeline. Our artificial intelligence (“AI”) powered businesses made steady progress as well. In March, Cheetah Mobile and Beijing OrionStar jointly launched five practical and easy-to-use robotics products, which are powered by Orion OS, an open platform for robotics, which has been developed by Beijing OrionStar. Going forward, we aim to drive steady and healthy profit from our core businesses while simultaneously leveraging our extensive technology and product experience to expand our robotic product offerings.”

[1]	Starting from January 1, 2018, Cheetah Mobile adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “We continued to expand our profits and margins in the first quarter of 2018 as a result of our strategic efforts to optimize the cost and expense structure for our utility products business and our initiative to dispose of News Republic. Looking ahead, we will continue to drive higher operational efficiency for our core businesses, which in turn will fund our investment in AI-powered business and build long-term growth for Cheetah Mobile and its shareholders.”

First Quarter 2018 Consolidated Financial Results

REVENUES

Total revenues were RMB1,145.1 million (US$182.6 million) in the first quarter of 2018.

•	Revenues from utility products and related services decreased by 7.7% year over year to RMB744.8 million (US$118.7 million) in the first quarter of 2018. The year-over-year change was primarily due to (i) a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by our overseas third-party advertising partners, and (ii) a decline in PC revenues. This decrease was largely offset by an increase in mobile utility products and related services business in China.

•	Revenues from the mobile entertainment business increased by 8.0% year over year to RMB392.5 million (US$62.6 million). The year-over-year increase was driven by the Company’s mobile game business, which grew by 25.3% year over year to RMB174.7 million (US$27.9 million) in the quarter. The increase in the mobile game operation was a result of the Company’s continued efforts to expand its mobile game portfolio by introducing some new mobile games in early 2017. In the first quarter of 2018, revenues from content-driven product decreased by 2.7% year over year to RMB217.7 million (US$34.7 million). The decrease was a result of a year-over-year growth in revenues from Live.me, which was offset by a decline in revenues from the News Republic application as the Company disposed of this operation in the fourth quarter of 2017.

By platform, revenues generated from the mobile business were 88.9% of total revenues in the first quarter of 2018, up from 85.3% in the same period last year.

By region, revenues generated from the Chinese market constituted 39.1% of total revenues in the first quarter of 2018, up from 27.6% in the same period last year. The growth of the Company’s revenues in the Chinese market was attributable to a ramp-up of mobile utility products and related services businesses in China and increased mobile game revenues in the Chinese market, where the Company’s mobile games continue to gain popularity.

Revenues generated from the overseas market constituted 60.9% of total revenues in the first quarter of 2018, a 17.6% decrease year over year to RMB697.5 million (US$111.2 million), mainly due to the impact of lock screen ads. Excluding the foreign exchange impact, revenues from the overseas market decreased by 11.4% year over year.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 14.6% year over year to RMB391.2 million (US$62.4 million) in the first quarter of 2018. The year-over-year decrease resulted from reduced bandwidth and IDC costs associated with the Company’s mobile utility applications in the overseas markets as well as lower amortization of acquired intangible assets. Non-GAAP cost of revenues decreased by 14.4% year over year to RMB391.3 million (US$62.4 million) in the first quarter of 2018.

Gross profit increased by 2.9% year over year to RMB753.9 million (US$120.2 million) in the first quarter of 2018. Non-GAAP gross profit increased by 2.7% year over year to RMB753.8 million (US$120.2 million) in the first quarter of 2018.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 12.6% year over year to RMB617.6 million (US$98.5 million) in the first quarter of 2018. Total non-GAAP operating expenses decreased by 10.9% year over year to RMB608.5 million (US$97.0 million) in the first quarter of 2018.

•	Research and development (R&D) expense decreased by 23.0% year over year to RMB147.3 million (US$23.5 million) in the first quarter of 2018. The decreases were due to lower share-based compensation expenses and reduced R&D headcount resulting from the Company’s mobile utility application business in the overseas markets, and the disposal of News Republic. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 15.6% year over year to RMB153.4 million (US$24.5 million) in the first quarter of 2018.

•	Selling and marketing expenses decreased by 5.5% year over year to RMB391.4 million (US$62.4 million) in the first quarter of 2018. The decreases were mainly due to decreased promotional activities for the Company’s mobile products in the overseas markets. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, decreased by 5.6% year over year to RMB391.1 million (US$62.3 million) in the first quarter of 2018.

•	General and administrative expenses decreased by 12.5% year over year to RMB90.6 million (US$14.4 million) in the first quarter of 2018. The year-over-year decrease was primarily due to lower professional service fees and employee benefits. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 15.4% year over year to RMB75.8 million (US$12.1 million) in the first quarter of 2018.

Operating profit increased to RMB136.4 million (US$21.7 million) in the first quarter of 2018 from RMB26.3 million in the same period last year. Non-GAAP operating profit increased to RMB145.3 million (US$23.2 million) in the first quarter of 2018 from RMB50.7 million in the same period last year.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•	Operating profit for utility products and related services increased by 47.8% year over year to RMB264.7 million (US$42.2 million) in the first quarter of 2018 due to the optimization of the cost and expense structure for this segment.

•	Operating loss for the mobile entertainment business was RMB75.0 million (US$12.0 million) in the first quarter of 2018, compared to operating loss of RMB128.5 million in the same period last year. The reduced loss was mainly a result of increased revenues generated from the Company’s mobile game businesses and reduced costs and expenses from the News Republic business, partially offset by the Company’s increased investments in the Live.me operation.

Share-based compensation expenses decreased by 63.4% year over year to RMB8.9 million (US$1.4 million) in the first quarter of 2018. The decrease resulted from a combination of several factors. The Company employed an accelerated method to recognize share-based compensation expenses. In addition, a significant number of share-based awards that were granted by the Company during its IPO in 2014 approached the end of their vesting periods in 2017. Furthermore, fewer share-based awards were granted in the first quarter of 2018 than in the same period last year.

IMPAIRMENT OF INVESTMENTS

Impairment of investments were RMB58.0 million (US$9.2 million) in the first quarter of 2018 primarily due to a one-time non-cash write-down of certain convertible loans to a third-party. The loss was recorded as a non-operating item since the loans were provided for investment purposes, which is outside of the Company’s main business activity.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB70.0 million (US$11.2 million) in the first quarter of 2018. Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB78.9 million (US$12.6 million) in the first quarter of 2018.

NET INCOME PER ADS

Diluted income per ADS was RMB0.42 (US$0.07) in the first quarter of 2018. Non-GAAP diluted income per ADS was RMB0.48(US$0.08) in the first quarter of 2018.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 93.3% year over year to RMB168.8 million (US$26.9 million) in the first quarter of 2018.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of March 31, 2018, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,355.8 million(US$535.0 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2018, the Company had a total of 1,421,649,639 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the second quarter of 2018, the Company expects its total revenues to be between RMB1,020 million (US$163 million) and RMB1,080 million (US$172 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

The Company will hold a conference call on Monday, May 21, 2018 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

A presentation for the Company’s earnings call is available at the Company’s investor relations website.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.2726to US$1.00, the exchange rate in effect as of March 31, 2018, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•	Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,317,488	1,580,591	251,983
Restricted cash	90,149	9,494	1,514
Short-term investments	1,395,694	1,765,758	281,503
Accounts receivable	621,272	585,810	93,392
Prepayments and other current assets	918,243	881,568	140,544
Due from related parities	54,052	47,049	7,501

Total current assets	5,396,898	4,870,270	776,437

Non-current assets:
Property and equipment, net	89,137	81,468	12,988
Intangible assets, net	70,225	67,548	10,769
Goodwill	634,157	615,947	98,196
Investment in equity investees	149,969	147,833	23,568
Other long term investments	1,002,721	982,797	156,681
Due from related parities	5,216	8,148	1,299
Deferred tax assets	57,642	65,267	10,405
Other non-current assets	42,966	42,020	6,699

Total non-current assets	2,052,033	2,011,028	320,605

Total assets	7,448,931	6,881,298	1,097,042

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	336,304	—	—
Accounts payable	164,537	174,520	27,823
Accrued expenses and other current liabilities	1,532,489	1,356,612	216,276
Due to related parties	81,810	45,535	7,259
Income tax payable	50,614	55,980	8,925

Total current liabilities	2,165,754	1,632,647	260,283

Non-current liabilities:
Deferred tax liabilities	73,393	74,427	11,865
Other non-current liabilities	54,574	52,806	8,419

Total non-current liabilities	127,967	127,233	20,284

Total liabilities	2,293,721	1,759,880	280,567

Mezzanine equity:
Redeemable noncontrolling interests	649,246	658,247	104,940

Shareholders’ equity:
Ordinary shares	229	230	37
Additional paid-in capital	2,644,043	2,656,818	423,559
Retained earnings	1,564,883	1,637,837	261,110
Accumulated other comprehensive income (loss)	84,206	(48,983)	(7,809)

Total Cheetah Mobile shareholders’ equity	4,293,361	4,245,902	676,897
Noncontrolling interests	212,603	217,269	34,638

Total equity	4,505,964	4,463,171	711,535

Total liabilities, mezzanine equity and equity	7,448,931	6,881,298	1,097,042

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	USD
Revenues (a)	1,190,703	1,387,806	1,145,097	182,555
Utility products and related services	827,225	967,232	744,763	118,732
Mobile entertainment	363,468	399,493	392,452	62,566
Others	10	21,081	7,882	1,257
Cost of revenues (b)	(457,953)	(461,383)	(391,182)	(62,364)

Gross profit	732,750	926,423	753,915	120,191
Operating income and expenses:
Research and development (b)	(191,367)	(151,867)	(147,278)	(23,480)
Selling and marketing (b)	(414,264)	(420,080)	(391,355)	(62,391)
General and administrative (b)	(103,588)	(115,089)	(90,600)	(14,444)
Impairment of goodwill and intangible assets	—	(38,690)	—	—
Other operating income	2,784	21,307	11,679	1,862

Total operating income and expenses	(706,435)	(704,419)	(617,554)	(98,453)
Operating profit	26,315	222,004	136,361	21,738
Other income (expense):
Interest income, net	1,616	10,227	16,652	2,655
Foreign exchange gain (loss), net	1,213	(5,943)	(12,829)	(2,045)
Impairment of investments	—	(209,565)	(58,000)	(9,247)
(Losses) Gain from equity method investments, net	(367)	1,921	(2,739)	(437)
Other income, net	66,685	1,088,965	500	80

Income before taxes	95,462	1,107,609	79,945	12,744
Income tax expenses	(4,912)	(40,259)	(5,042)	(804)

Net income	90,550	1,067,350	74,903	11,940

Less: net (loss) income attributable to noncontrolling interests	(679)	20,264	4,906	782

Net income attributable to Cheetah Mobile shareholders	91,229	1,047,086	69,997	11,158

Earnings per share
Basic	0.07	0.74	0.04	0.01
Diluted	0.06	0.73	0.04	0.01
Earnings per ADS
Basic	0.66	7.43	0.43	0.07
Diluted	0.64	7.27	0.42	0.07
Weighted average number of shares outstanding
Basic	1,387,446,596	1,400,420,814	1,403,597,719	1,403,597,719
Diluted	1,422,443,105	1,432,849,633	1,452,802,118	1,452,802,118
Weighted average number of ADSs outstanding
Basic	138,744,660	140,042,081	140,359,772	140,359,772
Diluted	142,244,310	143,284,963	145,280,212	145,280,212
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(8,517)	(52,267)	(134,774)	(21,486)
Unrealized losses on available-for-sale securities, net	—	(433)	—	—

Other comprehensive loss	(8,517)	(52,700)	(134,774)	(21,486)

Total comprehensive income (loss)	82,033	1,014,650	(59,871)	(9,546)
Less: Total comprehensive income attributable to noncontrolling interests	119	18,568	3,321	529

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	81,914	996,082	(63,192)	(10,075)

(a)	On January 1, 2018, The Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption did not have a material impact as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605. As ASC 605 has been superseded by ASC 606 on this subject, value added tax was reclassified from the cost of revenues to net against revenues. Advertising-for-advertising barter transactions should be recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers. Revenues are recognized in the same amount with costs and expenses. Previously, such transactions were recorded at cost which was nil as no consideration was exchanged. The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of revenues for the three months ended March 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606:

	For The Three Months Ended
	March 31, 2018	March 31, 2018
	RMB	USD
As reported	1,145,097	182,555
Add: value added taxes	28,314	4,514
Less: barter transactions	3,801	606

Without adoption of ASC 606	1,169,610	186,463

	For The Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	USD
(b) Share-based compensation expenses
Cost of revenues	934	(981)	(90)	(14)
Research and development	9,571	4,471	(6,143)	(979)
Selling and marketing	(188)	(3,049)	302	48
General and administrative	14,051	2,933	14,850	2,367

Total	24,368	3,374	8,919	1,422

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in ’000, except for percentage)

	For The Three Months Ended March 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	744,763	392,452	7,882	—	1,145,097	182,555
Operating profit (loss)	264,706	(75,046)	(44,380)	(8,919)	136,361	21,738
Operating margin	35.5%	(19.1)%	(563.1)%		11.9%	11.9%

	For The Three Months Ended December 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	967,232	399,493	21,081	—	1,387,806
Operating profit (loss)	326,950	(61,846)	(39,726)	(3,374)	222,004
Operating margin	33.8%	(15.5)%	(188.4)%		16.0%

	For The Three Months Ended March 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	827,225	363,468	10	—	1,190,703
Operating profit (loss)	179,158	(128,478)	3	(24,368)	26,315
Operating margin	21.7%	(35.3)%	30.0%		2.2%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in ’000, except for per share data and percentage)

	For The Three Months Ended March 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,145,097				1,145,097		182,555
Cost of revenues	(391,182)	34.2%	(90)	0.0%	(391,272)	34.2%	(62,378)

Gross profit	753,915	65.8%	(90)	0.0%	753,825	65.8%	120,177
Research and development	(147,278)	12.9%	(6,143)	0.5%	(153,421)	13.4%	(24,459)
Selling and marketing	(391,355)	34.2%	302	0.0%	(391,053)	34.2%	(62,343)
General and administrative	(90,600)	7.9%	14,850	1.3%	(75,750)	6.6%	(12,077)
Other operating income	11,679	1.0%	—	0.0%	11,679	1.0%	1,862

Total operating income and expenses	(617,554)	53.9%	9,009	0.8%	(608,545)	53.1%	(97,017)
Operating profit	136,361	11.9%	8,919	0.8%	145,280	12.7%	23,160
Net income attributable to Cheetah Mobile shareholders	69,997	6.1%	8,919	0.8%	78,916	6.9%	12,581
Diluted earnings per ordinary share (RMB)	0.04		0.01		0.05
Diluted earnings per ADS (RMB)	0.42		0.06		0.48
Diluted earnings per ADS (USD)	0.07		0.01		0.08

	For The Three Months Ended December 31, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,387,806				1,387,806
Cost of revenues	(461,383)	33.2%	(981)	0.1%	(462,364)	33.3%

Gross profit	926,423	66.8%	(981)	0.1%	925,442	66.7%
Research and development	(151,867)	10.9%	4,471	0.3%	(147,396)	10.6%
Selling and marketing	(420,080)	30.3%	(3,049)	0.2%	(423,129)	30.5%
General and administrative	(115,089)	8.3%	2,933	0.2%	(112,156)	8.1%
Impairment of goodwill and intangible assets	(38,690)	2.8%	—	0.0%	(38,690)	2.8%
Other operating income	21,307	1.5%	—	0.0%	21,307	1.5%

Total operating income and expenses	(704,419)	50.8%	4,355	0.3%	(700,064)	50.4%
Operating profit	222,004	16.0%	3,374	0.2%	225,378	16.2%
Net income attributable to Cheetah Mobile shareholders	1,047,086	75.4%	3,374	0.2%	1,050,460	75.7%
Diluted earnings per ordinary share (RMB)	0.73		0.00		0.73
Diluted earnings per ADS (RMB)	7.27		0.02		7.29

	For The Three Months Ended March 31, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,190,703				1,190,703
Cost of revenues	(457,953)	38.5%	934	0.1%	(457,019)	38.4%

Gross profit	732,750	61.5%	934	0.1%	733,684	61.6%
Research and development	(191,367)	16.1%	9,571	0.8%	(181,796)	15.3%
Selling and marketing	(414,264)	34.8%	(188)	0.0%	(414,452)	34.8%
General and administrative	(103,588)	8.7%	14,051	1.2%	(89,537)	7.5%
Other operating income	2,784	0.2%	—	0.0%	2,784	0.2%

Total operating income and expenses	(706,435)	59.3%	23,434	2.0%	(683,001)	57.4%
Operating profit	26,315	2.2%	24,368	2.0%	50,683	4.3%
Net income attributable to Cheetah Mobile Shareholders	91,229	7.7%	24,368	2.0%	115,597	9.7%
Diluted earnings per ordinary share (RMB)	0.06		0.02		0.08
Diluted earnings per ADS (RMB)	0.64		0.17		0.81

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ’000)

	For The Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	91,229	1,047,086	69,997	11,158
Add:
Income tax expenses	4,912	40,259	5,042	804
Interest income, net	(1,616)	(10,227)	(16,652)	(2,655)
Depreciation and amortization	36,595	30,377	23,472	3,742
Net (loss) income attributable to noncontrolling interests	(679)	20,264	4,906	782
Other non-operating (income) expense, net	(67,531)	(875,378)	73,068	11,649
Share-based compensation	24,368	3,374	8,919	1,422

Adjusted EBITDA	87,278	255,755	168,752	26,902

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ’000)

	For The Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	USD
PC	182,337	170,259	127,094	20,262
Mobile	1,008,366	1,217,547	1,018,003	162,293

Total	1,190,703	1,387,806	1,145,097	182,555

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ’000)

	For The Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	USD
Domestic	342,383	543,974	447,620	71,361
Overseas	848,320	843,832	697,477	111,194

Total	1,190,703	1,387,806	1,145,097	182,555